Exhibit 2

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES MANAGEMENT CHANGE AND

START OF 2015 ATHABASCA BASIN EXPLORATION PROGRAMS

Toronto, ON – January 13, 2015… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) announces that David Cates, formerly Vice President Finance & Tax and Chief Financial Officer, has been appointed President and Chief Financial Officer of the Company. This appointment increases the scope of the operational management responsibilities included in Mr. Cates’ portfolio of responsibilities. Ron Hochstein remains Chief Executive Officer of the Company.

Denison is also pleased to announce that its 2015 uranium exploration programs in the Athabasca Basin have begun. During the year, Denison and its joint venture partners are planning to drill approximately 70,000 metres on the Company’s properties. “Denison’s 2015 exploration plan for the Athabasca Basin is fully funded and focuses on expanding the Gryphon Zone discovery on the Company’s flagship Wheeler River property, and exploring other high priority properties with the potential for additional new discoveries” said Ron Hochstein, CEO of Denison. All amounts in this release are in U.S. dollars unless otherwise stated.

Athabasca Basin Exploration

Denison will manage or participate in a total of 19 exploration programs (including 14 drilling programs), of which Wheeler River will continue to be the primary focus. The total budget for these programs is Cdn$23.1 million of which Denison’s share is Cdn$15.8 million.

At Denison’s 60% owned Wheeler River project, a 37,000 metre winter and summer drill program is planned along with geophysical surveys at a total cost of Cdn$10.0 million (Denison’s share, Cdn$6.0 million). Drilling at Wheeler River will be focused on the Gryphon Zone and will also include targets at Phoenix North and other areas of interest on the property. The Gryphon Zone was discovered during the 2014 winter exploration program and drilling to date has resulted in several high grade intersections. Mineralization at Gryphon is hosted in basement gneisses, ranging from 100 to 250 metres below the sub-Athabasca unconformity. The zone currently measures 350 metres long (along the plunge) by 60 metres wide (across the plunge) and consists of multiple stacked lenses with variable thicknesses that plunge to the northeast and remain open both up and down plunge. The Wheeler River property lies between the McArthur River Mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison’s partners at Wheeler River are Cameco Corporation (30%) and JCU (Canada) Exploration Company, Limited (10%).

In addition to the Wheeler River project, other significant winter drill programs are also planned for Mann Lake (30% Denison, 8,000 metres), Crawford Lake (100% Denison, 4,600 metres), Moore Lake (100% Denison, 4,000 metres), Wolly (22.5% Denison, 4,000 metres), Waterbury Lake (60% Denison, 3,300 metres), Bell Lake (100% Denison, 2,600 metres), Hatchet Lake (50% Denison, 2,000 metres), and Murphy Lake (50% Denison, 1,400 metres). The Mann Lake project is operated by Cameco Corp. and the Wolly project is operated by AREVA Resources Canada Inc. All other projects are operated by Denison.

Development/Operations

At McClean Lake, the expansion of the mill from 13 to 24 million pounds annual U3O8 production capacity will continue during 2015 and remains fully funded by the Cigar Lake Joint Venture. Processing of ore from Cigar Lake commenced in 2014 with the first drums of uranium packaged in early October. The 2015 production plan calls for between 6 million and 8 million pounds U3O8 to be packaged during the year. Production is primarily from Cigar Lake ore, with supplemental ore from the McClean Lake joint venture stockpiles. Denison’s share of operating and capital expenditures at McClean Lake in 2015 is estimated at Cdn$500,000. Denison’s expenditures are expected to be offset by toll milling fees and revenue from the sale of approximately 26,000 pounds U3O8, recovered from McClean Lake ores. Denison’s total revenue from operations is projected to be Cdn$3.8 million.

Given the current forecasts for the price of uranium, the Surface Access Borehole Resource Extraction (SABRE) program will be kept on care and maintenance and the McClean North and Midwest projects will remain on stand-by in 2015. Total expenditures on SABRE will be Cdn$900,000 (Denison’s share, Cdn$202,500), and total expenditures on McClean North and Midwest will be Cdn$375,000 (Denison’s share, Cdn$94,000).

International

After completing the acquisition of Rockgate Capital Corp. in early 2014, the Company carried out an internal reorganization of its interests to consolidate its African holdings under a single wholly owned Canadian subsidiary. The reorganization simplifies the Company’s intercompany relationships in preparation for a spin-out or disposal transaction when market conditions permit. In the interim, the Company has budgeted spending approximately $2.3 million during 2015 to maintain its projects in good standing. On its wholly owned Mutanga project in Zambia, activities will focus on generating additional exploration targets. In Mali, activities will focus on an expansion of previous airborne geophysical surveying and renewing the exploration license for the wholly owned Falea uranium, copper and silver project.

In Mongolia, the Company continues its efforts to pursue strategic alternatives for its 85% interest in the Gurvan Saihan Joint Venture (“GSJV”). Further guidance regarding the Company’s interest in the GSJV will be provided in the first half of 2015. The budget for Mongolia is estimated to be $725,000 for 2015.

Other Activities

Denison Environmental Services (“DES”) provides post closure mine care and maintenance services to a variety of customers and also manages Denison’s ongoing environmental obligations related to its past producing operations at Elliot Lake. In 2015, revenue from operations at DES is budgeted at Cdn$7.4 million and operating and overhead expenses are forecast to be Cdn$7.0 million. Capital expenditures and reclamation funding are projected to be Cdn$1.1 million.

Denison manages Uranium Participation Corporation (“UPC”) on a contractual basis and receives management fees and commissions pursuant to a management services agreement. The management fees are budgeted at Cdn$2.1 million in 2015. UPC is a public company which invests in uranium on behalf of its shareholders.

Corporate administration expenses are forecast to be Cdn$4.9 million in 2015 and include all head office wages, benefits, office costs, public company expenses, legal, audit and investor relations expenses.

Board of Directors

On January 6, 2015, Mr. Kim, a nominee of Korea Electric Power Corporation (“KEPCO”), resigned from the Board of Directors. KEPCO is entitled to nominate one individual to serve on Denison’s Board so long as KEPCO owns over 5% of Denison’s outstanding common shares. It is expected that the vacancy will be filled with a new nominee in due course.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 470,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the GSJV in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
Chief Executive Officer

David Cates	(416) 979 – 1991 ext 362
President & Chief Financial Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed under the heading “Risk Factors” in Denison’s Annual Information Form dated March 14, 2014 available at www.sedar.com, and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.